Securities and Exchange Commission
Mail Stop 3720
CF/AD11
100 F St. NE
Washington, DC 20549-3561

January 5, 2007

Ms. Laura Betterly
Chief Executive Officer
In Touch Media Group, Inc.
205 South Myrtle Avenue
Clearwater, Florida 33756

   Re: **In Touch Media Group, Inc.**
      Form 10-KSB for Fiscal Year Ended December 31, 2005
      Filed on March 31, 2006

      Form 10-QSB for Fiscal Quarter Ended September 30, 2006
      File No. 0-50022

Dear Ms. Betterly:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB
Consolidated Financial Statements
Note A – Nature of Operations and Summary of Significant Accounting Policies
Revenue Recognition, page F-8

1.   Refer to the last paragraph of Item 1.description of Business. Tell us how much
        "click fees" revenue you earned in each reporting period. Describe how you
        capture the billing information and explain your revenue cycle for "click fees".
        Tell us, and if material disclose in future filings, how you account for "click fees"
        revenue. Please refer to refer to all pertinent authoritative professional accounting
        literature in your response.

FORM 10-QSB, September 2006
Consolidated Financial Statements
Consolidated Statements of Operations, page 4

2.   Refer to the last paragraph of page 21 and the bottom carryover paragraph of page
        16, which indicates that most of your current period revenue increase came from a
        single sales transaction for which you received an equity interest in that customer
        (a private company). Describe for us in more detail the terms of this transaction.
        Describe the services preformed in exchange for these shares. Tell us when these
        services were performed. Tell us how you determined the value of these services
        and explain why you did not use the value of the consideration received for this
        revenue transaction. Explain also how the value of this investment deteriorated
        so quickly after acquisition. Please refer to all pertinent authoritative accounting
        literature in your response.

Note F Restricted Securities, page 16

3.   Refer to the bottom carryover paragraph of page 16. Describe the terms of your
        arrangement with this celebrity entertainer and explain to us how you accounted
        for the 1,500,000 common shares provided directly to the celebrity entertainer.
        Please refer to all pertinent authoritative accounting literature in your response.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our

review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director